THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.*
*Admitted in California and Utah

May 6, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Matthew Crispino

Re:	SearchCore, Inc. Form 10-K for Fiscal Year Ended December 31, 2012 Filed April 1, 2013 File No. 000-51225

Ladies and Gentlemen:

On behalf of SearchCore, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated April 16, 2013, regarding the above-referenced Annual Report on Form 10-K for the Company.  We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

1.           Further explain why the sale of WeedMaps is not presented as discontinued operations in your historical financial statements.  Provide us with your full evaluation of whether the conditions in ASC 205-20-45-1 were met for the disposed component.  We note that the asset group disposed of included your wholly owned subsidiaries, WeedMaps Media, Inc. and General Marketing Solutions, Inc., including certain assigned trademarks and domain names.  It appears that these groups of assets represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities, representing the component to be considered for separate presentation.  You indicate that the cash flows from the “revenue-generating assets” were migrated to other industries.  The cash flows generated from the use of the same technology and telemarketing in a different industry do not appear to be migrated, as the revenue will not be generated from similar services to the specific customers of the disposed component.  Refer to the definition of migration in ASC 205-20-20.  In addition, the continuing cash flows that you expect to generate from the “revenue-generating assets” do not appear to be associated with the activities involving the disposed component and do not appear to be significant in comparison to the cash flows that would have been expected to be generated by the disposed component absent the disposal transaction.  Please provide further analysis.

ORANGE COUNTY OFFICE:		SALT LAKE CITY OFFICE:

30398 ESPERANZA RANCHO SANTA MARGARITA CALIFORNIA • 92688 (949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	406 W. SOUTH JORDAN PARKWAY SUITE 160 SOUTH JORDAN UTAH • 84095 (801) 983-4948 • FAX (801) 983-4958

Matthew Crispino
United States Securities and Exchange Commission
Division of Corporation Finance
May 6, 2013

Company Background

The Company specializes in connecting consumers with brands, products, and services through highly specific search-driven internet marketing.  Over the past two years the Company has entered into eight separate industries in which it provides similar geo-targeted internet marketing services that benefit its diverse internet client base.  These industries include alternative medicine (www.weeedmaps.com), tattoos (www.tattoo.com), recreational sports (www.sportify.com), manufactured homes (www.manufacturedhomes.com), modular homes (www.modularhomes.com), travel trailers (www.traveltrailer.com and www.toyhauler.com), rodeo (www.rodeo.com) and karate (www.karate.com).

Search engines and the evolution of internet e-commerce have tremendously benefited small businesses and their need to overcome geographic barriers to sell products.  These small businesses, regardless of the industry, make up our client base.  Our clients are business owners in many different industries who use our vertical finder sites as a means to outsource their internet traffic aggregation and marketing programs.

The Company generates revenue through charging our clients (retailers) a subscription fee to list their retail location on our industry specific site.  This model is used for all of our finder sites.  The SearchCore model, or engine, is built around a clearly defined set of market criteria, an established process and a subscription-based revenue model.  Our engine is utilized across multiple industry verticals.  It’s a universal engine that transcends through all of our finder sites.  Our basis of operation and our customers are not limited to one industry or one vertical finder site.  Therefore, we have, or will have, clients in the tattoo, sports, manufactured home, modular home, travel trailers, karate and rodeo industries.  Our component and sole basis of operations, revenue generation, expenses, and cash flow is the universal engine that allows us to generate revenue from niche finder sites in a wide variety of industries.

In this regard, the source of our operations and cash flows cannot be distinguished.  Our operations and cash flow are attributable to the internet.  Our customers are all types of different businesses utilizing the internet.  Accordingly, our sources of revenues, expenses, and cash flow have not changed.  We continue to generate revenues and or incur expenses from the sale of the same product or service, advertising on the internet, to specific customers who are users of the internet.

We acknowledge that the WeedMaps finder site was operated in wholly-owned subsidiaries specific to the industry in which they operated (WeedMaps Media, Inc. and General Marketing Solutions, Inc.) and that our other industries are not each operated in their own subsidiary.  The use of subsidiaries is not in any way related to our accounting components, and should not be treated as an indication of such.  The WeedMaps finder site operated in its own subsidiary for legal reasons related to the risks associated with our customer base in the medicinal cannabis industry, which was unique to that particular customer base.

Matthew Crispino
United States Securities and Exchange Commission
Division of Corporation Finance
May 6, 2013

Research

PURSUANT TO ASC 205-20-45: A DISCONTINUED OPERATION ARISES UPON THE COMPLETE OR NEAR-COMPLETE DISPOSAL OF A COMPONENT OF AN ENTITY.  A COMPONENT COMPRISES (A) OPERATIONS, AND (B) CASH FLOWS, THAT CAN BE CLEARLY DISTINGUISHED FROM THOSE OF THE REMAINDER OF THE ENTITY AND MAY BE (1) A REPORTABLE SEGMENT, (2) A REPORTING UNIT, OR (3) AN ASSET GROUP, PROVIDED THAT:

•	The operations and cash flows of the component have been or will be eliminated from the entity's ongoing operations, and
•	The entity will have no significant continuing involvement in the component after disposition.

The evaluation that should be made is (1) whether or not the operations and cash flows of a disposed component have been eliminated from the entity's ongoing operations, and (2) whether the types of continuing involvement in the operations of the disposed component are deemed significant.

The evaluation of whether operations and cash flows have been eliminated depends on whether:

(1)           operations will continue and cash flows are expected to be generated; and
(2)           the cash flows, based on their nature and significance, are considered direct or indirect.

If continuing direct cash flows are not eliminated, the component's operations should not be presented as a discontinued operation. Generally, direct cash flows are those associated with revenue-producing and cost-generating activities of a disposed component. Revenue-producing cash inflows and cost-generating cash outflows should be considered direct if, after the disposal transaction, they are expected to be recognized by the ongoing entity as a result of: (1) migration from the disposed component; and (2) the continuation of activities between such entity and the disposed component.

If expected continuing cash inflows and outflows are considered direct, an evaluation of their significance should be based on a comparison of the ongoing entity's expected continuing cash flows after the disposal transaction and the cash flows that would have been expected to be generated by the disposed component had the disposal transaction not taken place.  If continuing cash flows are deemed direct, the results of operations of the disposal component should not be reported as a discontinued operation.

Pursuant to ASC 360-10-40: A gain or loss not previously recognized that results from the sale of a long-lived asset (disposal group) shall be recognized at the date of sale.

Matthew Crispino
United States Securities and Exchange Commission
Division of Corporation Finance
May 6, 2013

Application of Rules

The Component

Our lowest level at which operations and cash flows can be clearly distinguished from the rest of the entity (our component level) consists of both our finder site technology and telemarketing platform for finder sites, including the marketing, advertising, and monetization of various domain names owned or controlled by us, which we developed and refined over the past two years.  Our component is not and was not the WeedMaps business; WeedMaps was but one application of our business model.  We have retained direct cash flows from this component resulting from the migration (similar services, as described above, to specific customers (customers of our finder site services) of the component) of our finder site technology and telemarketing platform from the medicinal cannabis finder site to other industries in which we currently operate, such as the tattoo, manufactured homes, and recreational sports finder site industries. Our finder site technology and telemarketing platform and operations were not sold and are now being implemented across several different domain names and industries.  As such, we expect to (and have) continue to generate revenue from this component.

As further evidence that our medicinal cannabis finder site was not our component, we refer you to the non-compete agreements entered into in connection with the sale of WeedMaps Media, Inc.  We agreed not to compete in the “internet search and website operation for the medicinal cannabis industry,” while the buyers agreed not to compete in the “internet search, internet advertising, and website operation of industries in which SearchCore operates, at the time of the agreement or thereafter.”  As you can see, we kept them out of the entire internet search industry in which we operate, which is our component, not merely the medicinal cannabis industry, which was merely an application of that component.

As further evidence that our medicinal cannabis finder site was not a component, we anticipate that other domain names that we develop will be built out by us to the point that they generate significant revenue, and then sold to third-parties in order to realize a significant return on our investment.  We would not treat each of those asset sales as a discontinued operation just as we have not treated the WeedMaps sale as such, but instead as the sale of an asset group.  If we did report the sale of our finder sites as discontinued operations, we would potentially never report income from continuing operations and would report discontinued operations perpetually.

Matthew Crispino
United States Securities and Exchange Commission
Division of Corporation Finance
May 6, 2013

As of the current date, our one and only component is significant to our company, because it is the source of most of our expenses and our main method of generating revenues as we apply our finder site technology and telemarketing platform to other domain names and industries; in short, it is how we currently generate revenue and how we intend to generate revenue with our other finder sites we currently have in development.

We relied on the flowchart in ASC 205-20-55-25 as part of our analysis.

As a result of the foregoing analysis, we have concluded as follows: (a) our component for purposes of this analysis consists of both our finder site technology and telemarketing platform for finder sites, including the marketing, advertising, and monetization of various domain names owned or controlled by us, (b) a component was not disposed of, (c) even if a component was disposed of, there are continuing cash flows in the first quarter of 2013, (d) the continuing cash flows were from a continuation of our finder site business, (e) the continuing cash flows were probably not significant as a percentage of the cash flows from the cannabis industry customer base, but the outflows were, as office rent, staffing, and other expenses continued (and will continue), and (f) as a result of our staffing and management focus, and our immediate work on the tattoo site and the recreational sports site, we had significant continued involvement in the operations of the component.  As a result, we have concluded that classification as a discontinued operation is not appropriate.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

By:	/s/ Brian A. Lebrecht, Esq.
Brian A. Lebrecht, Esq.